Exhibit 17.1

APRIL 24, 2014

TO THE BOARD OF DIRECTORS OF CODESMART HOLDINGS, INC.

Effective immediately, I resign from my positions as Chief Financial Officer and Director of Codesmart Holdings, Inc. and subsidiaries.  I no longer have confidence that the company can succeed based on the representations made by members of senior management.  Furthermore, the reluctance and resistance to make the required adjustments based on the company’s current financial condition and imminent insolvency is concerning.  As per my prior emails, these adjustments should not only be made to preserve the company’s ability to operate but for the individual protection of each officer and director and for compliance of fiduciary duties.

I will reach out to Ellen Oldfield in the next 3 business days to provide her with any materials, company records, keys to the mailbox and any other items in my possession belonging to the company.

Sincerely,
Diego E. Roca